Exhibit 12
L-3 Communications Holdings, Inc.
and L-3 Communications Corporation
Ratio of Earnings to Fixed Charges

	First Quarter Ended
	March 26, 2010
	($ in millions)
Earnings:
Income before income taxes	$350
Less: Net income attributable to noncontrolling interests	(1)

Income before income taxes after noncontrolling interests	$349
Add:
Interest expense	61
Amortization of debt expense	3
Interest component of rent expense	14

Earnings	$427

Fixed charges:
Interest expense	61
Amortization of debt expense	3
Interest component of rent expense	14

Fixed charges	$78

Ratio of earnings to fixed charges	5.5	x